

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2015

Via E-mail
Chenxi Shi
Chief Executive Officer
M & A Holding Corp.
205-4625 Evergreen Lane
Delta, BC V4K 2W6 Canada

Re: M & A Holding Corp.
Registration Statement on Form S-1
Filed January 5, 2015
File No. 333-201360

Dear Mr. Shi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please file a copy of the auditor's consent to the use of its audit report as an exhibit in the next amendment.

2. With regard to the Regulation S offering, please provide the staff with any Private Placement Memorandum or Offering Circular used for those sales. In addition, provide the staff with an analysis as to why the Regulation S shares were not subject to Rule 419 when they were sold, i.e., why the proceeds were not put in an escrow account when sold.

Cover Page

3. We note that the offering proceeds and the securities to be issued to investors will be deposited in a trust account. Please revise your filing to:

      a. state the name of the depository institution that will maintain the escrow account;

      b. state that the depository institution chosen meets the requirements of Rule 419(b)(1) of Regulation C; and

      c. file an escrow agreement as an exhibit to the registration statement which fully complies with Rule 419.

4. We note that you contemplate retaining up to "10% of the deposited funds otherwise releasable upon completion of the offering". Since the company is not registering any shares, please explain how you are entitled to receive 10% of the proceeds due to the selling shareholders.

5. Please revise to specifically state the minimum amount of offering proceeds required in order to satisfy Rule 419(e) of Regulation C.

The Company

Business Overview, page 3

6. We note your disclosure that Mr. Shi is bound by Rule 419 as it relates to the sale of his shares. We also note that none of Mr. Shi's shares have been registered for sale. Please advise.

The Offering, page 5

7. We note your disclosure in the first paragraph that the proceeds from the sale of the shares in the offering will be payable to M&A Holding Company, and in subsection (3) that the securities would be returned to the company if the minimum offering amount is not raised. Please reconcile this disclosure with your statements elsewhere in the registration statement that you will not receive any proceeds from the sale of the securities registered on behalf of the selling shareholders. Please revise this section and the registration statement in its entirety as appropriate.

Exhibit 5.1

8. Please file a revised opinion stating that the shares *are* validly issued, fully paid and non-assessable. Please refer to Section II.B.2.h of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Volley at (202) 551-3437 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Staff Attorney